Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated May 14, 2025 relating to the Common Stock, $0.001 par value per share, of AvidXchange Holdings, Inc. shall be filed on behalf of the undersigned.

GREENHOUSE FUNDS LLLP By: /s/ Joseph Milano
Name: Joseph Milano
Title: Authorized Person of the general partner

GREENHOUSE GP LLC By: /s/ Jospeh Milano
Name: Joseph Milano
Title: Authorized Person

JOSEPH MILANO By: /s/ Joseph Milano